UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________________
FORM 6-K
__________________________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: July 9, 2007
Commission File Number 1-32591
_____________________
SEASPAN CORPORATION
(Exact name of Registrant as specified in its Charter)
_____________________

Unit 2, 7th Floor, Bupa Centre,
141 Connaught Road West,
Hong Kong
China
(Address of principal executive offices)
_____________________

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F	☒	Form 40-F	☐

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).]
Yes	☐	No	☒

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).]
Yes	☐	No	☒

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Seaspan Corporation dated July 9, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: July 9, 2007	By:	/s/ Sai W. Chu
Sai W. Chu
Chief Financial Officer

Exhibit I

Seaspan Corporation
Unit 2, 7th Floor, Bupa Centre
141 Connaught Road West
Hong Kong, China

c/o 2600 - 200 Granville Street
Vancouver, BC
Canada V6C 1S4
Tel: 604-638-2575
Fax: 604-648-9782
www.seaspancorp.com
FOR IMMEDIATE RELEASE

SEASPAN CORPORATION ANNOUNCES DELIVERY OF NEW VESSELS

COSCO Yingkou and CSCL Long Beach Delivered on July 5, 2007

Hong Kong, China, July 9, 2007 –  Seaspan Corporation (“Seaspan”) (NYSE: SSW) announced today the delivery of its 28th and 29th vessels, the COSCO Yingkou and the CSCL Long Beach.

The 3500 TEU COSCO Yingkou was constructed by Zhejiang Shipbuilding Co. Ltd. in China and was delivered on July 5, 2007, approximately three and a half weeks ahead of its contractual delivery date.  The COSCO Yingkou is the second of ten Seaspan vessels to be chartered to COSCO Container Lines Co., Ltd. (“Coscon”), a subsidiary of China COSCO Holdings Company Limited (“China Cosco”).  China Cosco is a publicly traded container transport company and is the world’s seventh-largest liner shipping company in terms of capacity.  The COSCO Yingkou is on charter to Coscon for 12 years.

The 9600 TEU CSCL Long Beach, which was built by Samsung Heavy Industries Co. Ltd. in Korea, was also delivered on July 5, 2007, approximately eight weeks ahead of its contractual delivery date.  The CSCL Long Beach is chartered to China Shipping Container Lines (Asia) Co., Ltd. (“CSCL”), a subsidiary of China Shipping Container Lines Co., Ltd., for 12 years.  This is the 14th vessel of 22 vessels to be chartered by Seaspan to CSCL.

“We are pleased to have once again taken delivery of our newbuildings ahead of schedule and, consistent with our strategy of providing shareholders with stable and growing cash flow, each of these new vessels has a 12-year time charter,” said Gerry Wang, Chief Executive Officer of Seaspan. “With significant cash flow secured under long-term contracts of over $4.8 billion and an average time charter duration of about 8 years for our operating fleet and about 11 years for vessels contracted to purchase, Seaspan will grow distributable cash as we take delivery of each new container vessel on our modern fleet of 55 vessels.”

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Seaspan’s fleet consists of the following vessels:

	Vessel	Type	Delivery Date to SSW	Charterer	Length of Time Charter
1	CSCL Hamburg	4250 TEU	12-Aug-05	CSCL	10 yrs + opt 2 yrs
2	CSCL Chiwan	4250 TEU	12-Aug-05	CSCL	10 yrs + opt 2 yrs
3	CSCL Ningbo	4250 TEU	12-Aug-05	CSCL	10 yrs + opt 2 yrs
4	CSCL Dalian	4250 TEU	12-Aug-05	CSCL	10 yrs + opt 2 yrs
5	CSCL Felixstowe	4250 TEU	12-Aug-05	CSCL	10 yrs + opt 2 yrs
6	CSCL Oceania	8500 TEU	12-Aug-05	CSCL	12 yrs + opt 3 yrs
7	CSCL Africa	8500 TEU	12-Aug-05	CSCL	12 yrs + opt 3 yrs
8	CSCL Vancouver	4250 TEU	12-Aug-05	CSCL	12 yrs
9	CSCL Sydney	4250 TEU	12-Aug-05	CSCL	12 yrs
10	CSCL New York	4250 TEU	12-Aug-05	CSCL	12 yrs
11	CSCL Melbourne	4250 TEU	17-Aug-05	CSCL	12 yrs
12	CSCL Brisbane	4250 TEU	19-Sep-05	CSCL	12 yrs
13	New Delhi Express	4250 TEU	18-Oct-05	HL USA	3+7 yrs + opt 2 yrs
14	Dubai Express	4250 TEU	3-Jan-06	HL USA	3+7 yrs + opt 2 yrs
15	Jakarta Express	4250 TEU	21-Feb-06	HL USA	3+7 yrs + opt 2 yrs
16	Saigon Express	4250 TEU	6-Apr-06	HL USA	3+7 yrs + opt 2 yrs
17	Lahore Express	4250 TEU	11-Jul-06	HL USA	3+7 yrs + opt 2 yrs
18	Rio Grande Express	4250 TEU	20-Oct-06	HL USA	3+7 yrs + opt 2 yrs
19	MSC Sweden	4800 TEU	6-Nov-06	APMM	5 yrs + two 1-yr opt + one 2-yr opt
20	Santos Express	4250 TEU	13-Nov-06	HL USA	3+7 yrs + opt 2 yrs
21	Mærsk Matane	4800 TEU	20-Nov-06	APMM	5 yrs + two 1-yr opt + one 2-yr opt
22	Mærsk Marystown	4800 TEU	6-Dec-06	APMM	5 yrs + two 1-yr opt + one 2-yr opt
23	Mærsk Moncton	4800 TEU	22-Dec-06	APMM	5 yrs + two 1-yr opt + one 2-yr opt
24	CSCL Zeebrugge	9600 TEU	15-Mar-07	CSCL	12 yrs
25	Cosco Fuzhou	3500 TEU	27-Mar-07	COSCO	12 yrs
26	Rio de Janeiro Express	4250 TEU	28-Mar-07	HL USA	3+7 yrs + opt 2 yrs
27	Manila Express	4250 TEU	23-May-07	HL USA	3+7 yrs + opt 2 yrs
28	Cosco Yingkou	3500 TEU	5-Jul-07	COSCO	12 yrs
29	CSCL Long Beach	9600 TEU	5-Jul-07	CSCL	12 yrs
30	Hull #YZJ2005-696C	2500 TEU	30-Aug-08	CSCL	12 yrs
31	Hull #YZJ2006-716C	2500 TEU	30-Nov-08	CSCL	12 yrs
32	Hull #YZJ2006-717C	2500 TEU	30-Jan-09	CSCL	12 yrs
33	Hull #YZJ2006-718C	2500 TEU	28-Feb-09	CSCL	12 yrs
34	Hull #YZJ2007-767	4250 TEU	31-Mar-09	CSAV	6 yrs
35	Hull #1970	5100 TEU	20-Apr-09	MOL	12 yrs
36	Hull #YZJ2007-768	4250 TEU	30-Apr-09	CSAV	6 yrs
37	Hull #YZJ2006-719C	2500 TEU	10-May-09	CSCL	12 yrs
38	Hull #YZJ2006-720C	2500 TEU	10-Jun-09	CSCL	12 yrs
39	Hull #YZJ2006-721C	2500 TEU	10-Jul-09	CSCL	12 yrs
40	Hull #1971	5100 TEU	5-Aug-09	MOL	12 yrs
41	Hull #YZJ2006-722C	2500 TEU	10-Aug-09	CSCL	12 yrs
42	Hull #YZJ2007-769	4250 TEU	31-Aug-09	CSAV	6 yrs
43	Hull #YZJ2007-770	4250 TEU	30-Sep-09	CSAV	6 yrs
44	Hull # 2081	8500 TEU	5-Nov-09	COSCO	12 yrs + three 1-yr opt
45	Hull #1972	5100 TEU	20-Nov-09	MOL	12 yrs
46	Hull #1973	5100 TEU	23-Dec-09	MOL	12 yrs
47	Hull # 2082	8500 TEU	28-Dec-09	COSCO	12 yrs + three 1-yr opt
48	Hull # 2083	8500 TEU	5-Feb-10	COSCO	12 yrs + three 1-yr opt
49	Hull #YZJ2007-771	2500 TEU	31-Mar-10	K-Line	10 yrs
50	Hull #YZJ2007-772	2500 TEU	30-Jun-10	K-Line	10 yrs
51	Hull # 2084	8500 TEU	30-Jun-10	COSCO	12 yrs + three 1-yr opt
52	Hull # 2085	8500 TEU	10-Aug-10	COSCO	12 yrs + three 1-yr opt
53	Hull # 2086	8500 TEU	10-Sep-10	COSCO	12 yrs + three 1-yr opt
54	Hull # 2087	8500 TEU	30-Sep-10	COSCO	12 yrs + three 1-yr opt
55	Hull # 2088	8500 TEU	10-Nov-10	COSCO	12 yrs + three 1-yr opt

About Seaspan

Seaspan owns containerships and charters them pursuant to long-term fixed-rate charters. Seaspan’s fleet of 55 containerships consists of 29 existing containerships and 26 to be delivered over approximately the next 3.5 years. The 26 vessels that Seaspan has contracted to purchase are already committed to long-term time charters averaging approximately 11 years in duration from delivery. Seaspan’s operating fleet of 29 vessels has an average age of approximately four years with an average remaining charter period of approximately eight years. Seaspan’s customer base consists of seven of the largest liner companies, including China Shipping Container Lines, A.P. Møller-Mærsk, Mitsui O.S.K. Lines, Hapag-Lloyd, Coscon, K-Line and CSAV.

Seaspan’s common shares are listed on the New York Stock Exchange under the symbol “SSW.”

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STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, the likelihood of our success in developing and expanding our business. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. These forward-looking statements reflect management’s current views only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this release. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to: future operating or financial results; our expectations relating to dividend payments and forecasts of our ability to make such payments; pending acquisitions, business strategy and expected capital spending; operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs; general market conditions and shipping market trends, including charter rates and factors affecting supply and demand; our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities; estimated future capital expenditures needed to preserve our capital base; our expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of our ships; our continued ability to enter into long-term, fixed-rate time charters with our customers; our ability to leverage to our advantage Seaspan Management Services Limited’s relationships and reputation in the containership industry; changes in governmental rules and regulations or actions taken by regulatory authorities; changes in worldwide container demand; changes in trading patterns; competitive factors in the markets in which we operate; potential inability to implement our growth strategy; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; ability of our customers to make charter payments; potential liability from future litigation; conditions in the public equity markets; and other factors detailed from time to time in our periodic reports. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common and subordinated shares.

For Investor Relations Inquiries:

Mr. Sai W. Chu
Chief Financial Officer
Seaspan Corporation
Tel. 604-638-2575

For Media Inquiries:

Mr. Leon Berman
The IBG Group
Tel. 212-477-8438

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